Exhibit 99
                                Form 51-102F3
                            Securities Act (Ontario)

                             MATERIAL CHANGE REPORT


1.      Name and Address of Company

        Tesma International Inc.
        1000 Tesma Way
        Concord, Ontario L4K 5R8

2.      Date of Material Change

        October 25, 2004

3.      News Release

        A press release was issued in Concord, Ontario, Canada, on October 25, 2004, attached hereto as Schedule "A", and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities via SEDAR, to The Toronto Stock Exchange, to the NASDAQ National Market, and to Canada NewsWire for publication and dissemination.

4.      Summary of Material Change

        A privatization proposal was received by Tesma International Inc. from Magna International Inc.

5.      Full Description of Material Change

        Tesma International Inc. ("Tesma") announced today that its board of directors has received a proposal from Magna International Inc. ("Magna") to acquire all the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

        Under the proposal, shareholders of Tesma would receive 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Tesma shareholders in the proposed transaction would be capped at Cdn. $350 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposal.
        If shareholders elect to receive cash in excess of Cdn. $350 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares.

        The proposed transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, the transaction would require the approval of the shareholders of Tesma, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

       Tesma's board of directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

6.     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

       Not applicable.

7.     Omitted Information

       Not applicable.

8.     Executive Officer

       For further information, please contact Anthony Dobranowski, Vice Chairman and Chief Financial Officer of Tesma at telephone 905-417-2155.

9.     Date of Report

       DATED at Concord, Ontario this 26th day of October, 2004.


                                    TESMA INTERNATIONAL INC.



                                    per:  signed "Stefan T. Proniuk"
                                          Stefan T. Proniuk
                                          Vice President, Secretary and General
                                          Counsel


                                 Schedule "A"

                                    [logo]




                                 PRESS RELEASE

                TESMA RECEIVES PRIVATIZATION PROPOSAL FROM MAGNA


October 25, 2004, Concord, Ontario, Canada - TESMA INTERNATIONAL INC. (TSX:
TSM.A; NASDAQ: TSMA) announced today that its board of directors has received a proposal from Magna International Inc. to acquire all the outstanding Class A Subordinate Voting Shares of Tesma not owned by Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

Under the proposal, shareholders of Tesma would receive 0.4388 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Tesma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Tesma shareholders in the proposed transaction would be capped at Cdn. $350 million, representing approximately half of the total consideration contemplated by the proposal based on the VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ended October 22, 2004, being the last trading day prior to the making of the proposal. If shareholders elect to receive cash in excess of Cdn. $350 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. The consideration offered represents a premium of approximately 33.33% over the relative VWAPs of Magna's Class A Subordinate Voting Shares and Tesma's Class A Subordinate Voting Shares over the past 20 trading days and a premium of 28.20% over the relative closing prices of such shares on the TSX on October 22, 2004.

The proposed transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern going-private transactions of this nature. In addition to court approval, the transaction would require the approval of the shareholders of Tesma, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Tesma's board of directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

Tesma, a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, employs over 5,700 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting our three principal product technology groups: Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to investorrelations@tesma.com or visit Tesma's website at www.tesma.com.